PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3) of the Rules and Regulations Under the Securities Act of 1933
(To Prospectus dated May 4, 2023)

Registration Statement No. 333-268510

SATIXFY COMMUNICATIONS LTD.

Ordinary Shares
Warrants to Purchase Ordinary Shares

This prospectus supplement supplements the prospectus dated May 4, 2023 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-268510). This prospectus supplement is being filed to update and supplement the information in the Prospectus, including (i) our results for the first quarter of 2023 and to announce that Mr. Nir Barkan, our Chief Product and Strategy Officer, has been appointed acting Chief Executive Officer effective June 1, 2023, replacing Mr. Ido Gur, who is stepping down and (ii) to update the table under the section of the Prospectus entitled “Beneficial Ownership of Securities” which indicated that Itzik Ben Bassat was the beneficial owner of 211,192 ordinary shares of SatixFy and Nir Barkan did not beneficially own any ordinary shares of SatixFy, each as of the date indicated therein, as follows:

•	As of April 24, 2023, Itzik Ben Bassat did not beneficially own any ordinary shares of SatixFy and Nir Barkan beneficially owned 211,192 ordinary shares of SatixFy.

This prospectus supplement, together with the prospectus, is to be used by the selling shareholders listed in the prospectus in connection with offers and sales from time to time of the ordinary shares and warrants to purchase ordinary shares of SatixFy Communications Ltd.

May 31, 2023

SatixFy Announces First Quarter 2023 Results

First Quarter 2023 Results

Total revenues for the first quarter of 2023 were $2.4 million, an increase of 12% compared to $2.1 million in the first quarter of 2022. The vast majority of the revenues were from development services and pre-production.

Gross profit for the first quarter of 2023 was $1.0 million (at a gross margin of 41.0%), a 16% decline compared with $1.2 million (at a gross margin of 54.7%) in the first quarter of 2022. The decline in gross margin was attributed to the revenue mix, which favored a higher level of development services and preproduction that has a higher cost of services and sales.

Operating expenses declined to $7.0 million in the first quarter of 2023 from $7.6 million in the first quarter of 2022, reflecting a steady level of research and development (R&D) expenses, a $0.3 million increase in selling and marketing expenses, and a $1.0 million decrease in general and administrative (G&A) expenses, reflecting the impact in the first quarter of 2022 of a $2.0 million special management bonus, partially offset by public company costs following our business combination with Endurance Acquisition Corp. and listing on the NYSE in the first quarter of 2023.

Operating loss was $6.0 million in the first quarter of 2023, down from $6.4 million in the first quarter of 2022.

Finance expenses, net for the first quarter of 2023 were $26.3 million, reflecting expense of $43.7 million derived from the valuation of the Forward Purchase Agreement, based on a decrease in the market price of the Company’s ordinary shares, partially offset by $19.6 million in finance income derived from the valuation of Price Adjustment Shares, based on the same reason.

Net loss on an IFRS basis for the first quarter of 2023 was $32.4 million, or $0.40 per basic and diluted share, compared with a net loss of $10.0 million, or $0.52 per basic and diluted share, in the first quarter of 2022.

Adjusted net loss on a non-IFRS basis for the first quarter of 2023 was $6.1 million, or $0.08 per basic and diluted share compared with a non-IFRS adjusted net loss of $6.5 million, or $0.34 per basic and diluted share, in the first quarter of 2022.

Cash and cash equivalents as of March 31, 2023 totaled $14.1 million, compared to $11.9 million as of December 31, 2022.

Non-IFRS Financial Measures:

Non-IFRS adjusted net loss is defined as IFRS net loss after excluding depreciation and amortization and finance expenses, net (including the impact or revaluation of derivatives).

RECONCILIATION OF NON-IFRS ADJUSTED NET LOSS TO IFRS NET LOSS
(in thousands of USD)

	Three months ended
	March 31,
	2023	2022

IFRS Net Loss	(32,407)	(9,982)
Depreciation and amortization	58	44
Finance Expenses, net	26,293	3,444
Non-IFRS Adjusted Net Loss(1)	(6,056)	(6,494)

IFRS Basic and diluted loss per share	(0.40)	(0.52)
Non-IFRS Adjusted Basic and diluted loss per share	(0.08)	(0.34)
Basic and diluted weighted average ordinary shares outstanding	80,684	19,260

(1) The Company did not record income tax benefit or expense in the periods and the adjustments above had no income tax effect.

This non-IFRS measure is not a measure of the Company’s financial performance under IFRS and is presented for supplemental information purposes only and should be considered in addition to, and not as a substitute for, the comparable IFRS measures. The Company urges investors to treat this measure with caution and review the reconciliation of its non-IFRS financial measure to the most closely comparable IFRS measure included above together with the Company’s financial information presented in accordance with IFRS. The Company is providing non-IFRS adjusted net income because it believes it presents a better measure of the Company's core business activities, excluding certain non-cash and non-recurring items, and management uses this non-IFRS measure internally to evaluate the Company's ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company's operating performance.  However, the Company’s calculation and presentation of non-IFRS adjusted net income may differ materially from similar measures presented by other companies, including in the Company’s industry and in other industries.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

	March 31,	March 31,	December 31,
	2023	2022	2022

ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	14,138	28,658	11,934
Trade accounts receivable	704	165	1,295
Contract assets	4,185	4,665	5,035
Prepaid expenses and other	4,738	2,689	3,648
Government departments and agencies receivables	5,471	3,431	6,156
Related parties	82	85	157
Derivatives FPA	531	-	12,775
Inventory	1,156	631	831
Total current assets	31,005	40,324	41,831

NON-CURRENT ASSETS:
Right-of-use assets, net	2,736	2,868	2,794
Property, plant and equipment, net	1,590	930	1,643
Investment in Jet Talk	1,665	2,029	1,777
Long term deposits	218	273	203
Derivatives FPA	-	-	28,077
Total non-current assets	6,209	6,100	34,494

TOTAL ASSETS	37,214	46,424	76,325

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

	March 31,	March 31,	December 31,
	2023	2022	2022

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
CURRENT LIABILITIES:
Trade payables	2,365	5,377	1,459

Contract liabilities	408	358	622
ESA advance payments	4,920	11,385	5,800
Prepayment from customer	12,686	11,156	12,176
Lease liabilities	1,021	985	1,021
Other accounts payable and accrued expenses	5,136	5,359	7,843
Related parties	381	517	408
Total current liabilities	26,917	35,137	29,329

NON-CURRENT LIABILITIES:
Long term loans from financial institutions	56,621	50,200	54,926
Lease liabilities	2,181	2,618	2,280

Derivatives instruments liabilities	728	1,392	20,305
Liability for royalties payable	1,153	1,423	1,107
Derivatives FPA	13,423	-	-
Total non-current liabilities	74,106	55,633	78,618

SHAREHOLDERS’ DEFICIT:
Share Capital	-	-	-
Share Premium	446,761	48,403	446,488
Capital reserves	3,445	1,056	3,498
Accumulated deficit	(514,015)	(93,805)	(481,608)
Total shareholders’ deficit	(63,809)	(44,346)	(31,622)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	37,214	46,424	76,325

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of USD)

	Three months ended
	March 31,
	2023	2022
Revenues:
Development services and preproduction	2,387	1,840
Sale of products	-	297
Total revenues	2,387	2,137

Cost of sales and services:
Development services and preproduction	1,408	832
Sale of products	-	137
Total cost of sales and services	1,408	969

Gross profit	979	1,168

Research and development expenses, net	4,184	4,159
Selling and marketing expenses	780	483
General and administrative expenses	2,018	2,956
Loss from operations	6,003	6,430

Finance income	2	54
Finance expenses	(2,154)	(3,498)
Derivatives revaluation	(24,141)	-
Company's share in the loss of a company accounted by equity method, net	(111)	(108)
Loss before income taxes	(32,407)	(9,982)
Income taxes	-	-
Loss for the period	(32,407)	(9,982)

Other comprehensive income (loss) net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gain (loss) arising on translation of foreign operations	(53)	827
Total comprehensive loss for the period	(32,460)	(9,155)

Basic and diluted loss per share (in dollars)	(0.40)	(0.52)
Basic and diluted weighted average ordinary shares outstanding	80,684	19,260

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	Three months ended
	March 31,
	2023	2022
Cash flows from operating activities:
Loss for the year	(32,407)	(9,982)
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	293	346
Company's share in the loss of a company accounted by equity method, net	113	108
Finance expenses on loans	1,027	1,222
Change in the fair value of derivatives	24,141	-
Share based payments	246	158
Decrease (Increase) in trade accounts receivable	613	649
Decrease (Increase) in contract assets	958	1,242
Increase in inventory	(325)	54
Increase (Decrease) in other current assets	(181)	(2,852)
Increase in trade payables	871	(3,162)
Increase in ESA prepayments	(1,014)	(3,205)
Increase in other accounts payable and accrued expenses	(2,992)	(2,907)
Increase in prepayments from customers	241	9,652
Increase (decrease) in liability for royalties payable	47	103
Net cash used in operating activities	(8,369)	(8,574)

Cash flows from investing activities
Decrease (Increase) in long-term bank deposit	(19)	(2)
Net cash used in investing activities	(19)	(2)

Cash flows from financing activities
Receipt of long-term loans from a financial institution	1,424	52,837
Repayment of loan to shareholder	-	(5,000)
Repayment of loans from banks	-	(13,818)
Repayment of royalty liability	-	(48)
Payments of lease liabilities	(1,029)	(402)
Issuance of shares (FPA)	10,026	-
Option exercises to shares by employees	26	20
Net cash provided by financing activities	10,447	33,589
Increase (decrease) in cash and cash equivalents	2,059	25,013
Cash and cash equivalents balance at the beginning of the year	11,934	3,854
Effect of changes in foreign exchange rates on cash and cash equivalents	145	(209)
Cash and cash equivalents balance at the end of the year	14,138	28,658

Appendix A - Cash paid and received during the year for:

Interest paid	44	35

Appendix B - Non Cash transactions during the year for:

Issuance of shares against loan	-	1,978

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rehovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On May 30, 2023, SatixFy Communications Ltd. (the “Registrant”) issued a press release entitled “SatixFy appoints Nir Barkan as Acting Chief Executive Officer”. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

May 30, 2023

EXHIBIT INDEX

Exhibit	Description

99.1	Registrant's press release entitled “SatixFy appoints Nir Barkan as Acting Chief Executive Officer”.

Exhibit 99.1

SATIXFY APPOINTS NIR BARKAN AS ACTING CHIEF EXECUTIVE OFFICER

Rehovot, Israel, May 30, 2023. SatixFy Communications Ltd. (“SatixFy”) (NYSE AMERICAN: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, today announced that Mr. Nir Barkan has been appointed Acting Chief Executive Officer of SatixFy by the Company’s Board of Directors effective June 1, 2023, replacing the current CEO, Mr. Ido Gur who is stepping down.

Nir Barkan previously served as Satixfy’s Chief Commercial Officer from 2014 until 2018. Prior to rejoining SatixFy, from 2018 to 2023, Mr. Barkan was a Co-Founder, Group CTO and the General Manager as well as a Director of Curvalux, a company operating in the field of sustainable fixed wireless broadband technology. Prior to Curvalux, Mr. Barkan served as a Satcom Product Marketing Manager at Orbit Communication Systems, as a Director of Marketing, Pre-Sale and Support at Novelsat and other senior roles

Mr. Barkan holds an MBA in Strategy and Entrepreneurship and a B.SC in Electronics and Electricity from Tel-Aviv University.

"While Nir pursued other opportunities for a few years, it is with great pleasure that we welcome him back to lead the SatixFy family,” commented Mr. Yoav Leibovitch, SatixFy’s Co-Founder and Executive Chairman. “We believe that his solid technological and business background, coupled with his deep understanding of our industry, make him a solid fit for the leadership role at Satixfy. He brings a strong track record in product development and team leadership, as well as significant experience with our products and commercialization strategy.  He played a pivotal role in establishing the product team in SatixFy’s early days, while also spearheading the commercial aspects of the entire unit, gaining significant attention from industry leaders including O3B, Google, and Facebook. We firmly believe that Nir can elevate SatixFy to new heights, strengthening our vision and product roadmap.”

Continued Mr. Leibovitch, “I would also like to take this opportunity to thank Ido for his contributions and for taking the reins over the past months. Ido will continue to provide his valuable support in the coming months to ensure a smooth transition, and we wish him the best in his future endeavors.”

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications, satellite-enabled Internet-of-Things, and consumer user terminals.

SatixFy is headquartered in Rehovot, Israel with additional offices in the US, UK and Bulgaria. For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various risks and assumptions, whether or not identified in this press release and many of which are beyond the control of SatixFy., and on the current expectations of SatixFy’s management and are not predictions of actual performance. Actual results may differ materially from those expressed or implied by such forward-looking statements due to, among others, the matters described in our SEC filings and Annual Report on Form 20-F, in particular in the section “Risk Factors.  These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak, info@satixfy.com

SAT-COM